

Mail Stop 3720

June 3, 2010

Via U.S. Mail

Mr. Ewen R. Cameron
Chief Executive Officer
Teltronics, Inc.
2511 Corporate Way
Palmetto, Florida 34221

> **RE:** **Teltronics, Inc.**
> **Form 10-K for the Year ended December 31, 2009**
> **Filed March 24, 2010**
>
> **Form 10-Q for the period ended March 31, 2010**
> **Filed May 17, 2010**
>
> **File No. 000-17893**
>
> **Supplemental Response filed May 28, 2010**

Dear Mr. Cameron:

   We have reviewed your filing and have the following material comments as identified below. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition, page 11

1.   We note your response to comment one from our letter dated May 20, 2010. Management's Discussion and Analysis of Financial Condition ("MD&A") is a requirement of both Forms 10-K and 10-Q. The MD&A contained in the company's

periodic reports appears to be simply a summary of your company's business and does not provide any of management's analysis of the company's current and future operations and financial condition. Please revise your Form 10-Q filed on May 17, 2010 to provide the required analysis of your financial results.

2.   We note your response to comment two from our letter dated May 20, 2010. However, your response does not address the disclosure in your Form 10-K that we previously commented upon, indicating that the Series B Preferred Stock holders are entitled to elect a majority of your Board of Directors if you are in arrears on four quarterly dividend payments whether or not consecutive. Therefore, it is still unclear how the practice of making only the fourth quarterly dividend payment since 2003 addresses the issue. Please advise and revise your Form 10-Q filed on May 17, 2010 to discuss the likelihood that you will be in arrears on four quarterly dividend payments and the likely effect a potential change in control could have on your operations. We also note that you have deferred payment of dividends on your Series C Preferred Stock until April 2011. Please revise your Form 10-Q filed on May 17, 2010 to discuss the steps you are planning to take to pay these future obligations when due.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact John Zitko, at (202) 551-3399 or me at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director